March 15, 2010



      VIA EDGAR
      Ms. Lyn Shenk
      Branch Chief
      Division of Corporate Finance
      100 F Street, N.E.
      Washington, D.C. 20549-7010

      RE:  VALCOM, INC.
           FILE NUMBER 000-28416
           FORM 10-K: FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009 FORM 8-K FILED FEBRUARY 4, 2010

      Dear Ms. Shenk:

      We have reviewed the comments contained in your letter dated March 5, 2010 and submit the following responses.


      Form 10-K: For the Fiscal Year Ended September 30, 2009
      Notes to the Consolidated Financial Statements, page F-7
      Note 4: Restatement, page F-10

      1.We note that you restated your financial statements for the fiscal year ended September 30, 2009  and  September 30, 2008.  Please file an Item
        4.02 Form 8-K immediately. The filing was due on the fourth day after the date that you concluded that the previously issued financial statements should not be relied upon. The Item 4.02 Form 8-K should disclose when you concluded that your previously issued financial statements should be restated, identify the financial statements that should no longer be relied upon, and state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the Item 4.02 Form 8-K. Section 4 of Form 8-K describes all of the disclosures required by the Item 4.02 Form 8-K. In addition, please tell us why you did not file an Item
        4.02 Form 8-K.

        Response:
        In connection with the Commission's Comment #1, the Company has filed an Item 4.02 Form 8-K.


      Item 4.01 Form 8-K: filed February 4, 2010

      2.Please amend your Form 8-K to state whether, during your two most recent fiscal years and any subsequent interim period, the Company consulted with M&B regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, of the type of audit opinion that might be rendered on the Company's financial statements or (ii) any matter that was either the subject of a disagreement or event identified in response to (a)(1)(iv) of Item 304 of Regulation S-K. The disclosure that was made in the Item 4.01 Form 8-K filed on February 4, 2010 states only during the year ended September 30, 2009 and not the required disclosure of your two most recent fiscal years and any subsequent interim period.

        Response:
           In connection with the Commission's Comment #2, the Company has amended its Item 4.01 Form 8-K to accurately reflect the time period referenced.


      The Company acknowledges the following:


      * The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
      * Any changes to disclosure in response to the Commission's comments do not foreclose the Commission from taking any action with respect to the filing; and
      * The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     *****

      We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me directly.


				Very truly yours,


				/s/ Vince Vellardita
				Vince Vellardita